February 6, 2009

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Larry Spirgel

Re:	Nexstar Broadcasting Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007 (filed March 11, 2008)
File No. 000-50478

Dear Mr. Spirgel,

On behalf of Nexstar Broadcasting Group, Inc., a Delaware corporation (“Nexstar”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, and the rules promulgated thereunder, please find below Nexstar’s additional response to the comment letter addressed to me, dated December 24, 2008 (the “Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Nexstar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

The numbered paragraph below sets forth the Staff’s remaining comment from the Letter, followed by our response thereto.

Form 10-K for Fiscal Year Ended December 31, 2007

Definitive Proxy Statement Incorporated by Reference into Part III

Compensation Discussion and Analysis, page 16

1.	We note your responses to comments one through three in our letter dated November 24, 2008. Please confirm in your response letter that you will comply with these comments in future filings to the extent they continue to be applicable. With respect to comment three in our letter, please clarify in your response letter whether you believe you are entitled to omit performance targets based on competitive harm. If so, please provide in your response letter a detailed analysis of your basis for this conclusion.

Response: The Company notes the Staff’s comments one through three in its letter dated November 24, 2008. In future filings, to the extent benchmarking continues to be material to the Company’s compensation programs and decisions, the Company will identify members of the peer group used in the CEO’s benchmarking analysis. Similarly, in future filings, the Company will provide an explanation of how the actual amounts of cash bonuses and equity awards to each named executive officer were determined for the prior fiscal year.

With respect to comment three, we will expand or revise our disclosure in future filings, to the extent material, to explain that the number of equity grants awarded, if any, to executive officers during a given year is determined by the Compensation Committee, based on (i) the performance of the Company which may be based on the attainment of annual goals, which could include, certain financial measures and performance benchmarks that are comprised of earnings per share, share price, pre-tax profits, net income, return on equity, return on assets, and sales, (ii) performance of the individual, (iii) and other factors that the Compensation Committee deems relevant. To the extent that specific target levels are established by the Compensation Committee in the future, we reserve the right to evaluate whether we are entitled to omit such target levels based on competitive harm.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (972) 409-8232.

Sincerely,

/s/ Matthew E. Devine
Matthew E. Devine Chief Financial Officer Nexstar Broadcasting, Inc.

cc:	Christian O. Nagler, Esq.
Kirkland & Ellis LLP